Eric K. Ferraro
Direct dial: 415-352-2726
Fax: 415-352-2701
eric.ferraro@bullivant.com

June 30, 2008

Via EDGAR

Melissa Feider
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, D.C.  20549

Re:          Adex Media, Inc.
Form 8-K filed May 16, 2008
SEC File No. 333-143644

Dear Ms. Feider:

On behalf of Adex Media, Inc. (“Company”), this letter responds to your correspondence dated May 21, 2008 to D. Chad Allison setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 8-K filed May 16, 2008 (the “8-K”).

In accordance with our conversations with the Staff, the Company will provide its response to the Staff by July 18, 2008.  The Company sought an extension to provide appropriate time for the Company’s new outside legal counsel to review the 8-K in its entirety.

Sincerely,

/s/ Eric K. Ferraro
Eric K. Ferraro

cc:           Ben Zadik, CFO